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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              March 26, 2007

SUBJECT:           Response to Comments to Form N-1A for JNL Variable Fund LLC
                   (the "Fund")
                   File Nos: 333-68105 and 811-09121
-------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on March 23, 2006 to the Fund's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information.

PROSPECTUS

1. IN THE SECTION ENTITLED "INVESTMENT SUB-ADVISER", PLEASE SPECIFY WHAT MR. BROWN HAS BEEN DOING FOR THE LAST 5 YEARS.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     Richard A. Brown, CFA, has been a Director, Equity Portfolio Management at Mellon Capital since 2002. MR. BROWN JOINED MELLON CAPITAL IN 1995 AS SENIOR ASSOCIATE PORTFOLIO MANAGER, WAS PROMOTED TO VICE PRESIDENT IN 1998, AND TO HIS CURRENT POSITION IN 2002. IN HIS POSITION, HE CO-MANAGES A TEAM OF PORTFOLIO MANAGERS FOR DOMESTIC AND INTERNATIONAL EQUITY INDEXING FUNDS, REVIEWS TRADES PROPOSED BY THE PORTFOLIO MANAGERS, REVIEWS AND MONITORS ACCOUNTS, AND APPROVES CORPORATE ACTION RESPONSES. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco.

2. FOR THE FUNDS THAT INVEST IN OTHER FUNDS PLEASE PROVIDE AN EXAMPLE OF THE FEE TABLE.

-----------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
-----------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------- -------------------------
                                                                                          CLASS A
--------------------------------------------------------------------------------- -------------------------
--------------------------------------------------------------------------------- -------------------------
Management/Administrative Fee                                                              0.47%
--------------------------------------------------------------------------------- -------------------------
--------------------------------------------------------------------------------- -------------------------
12b-1 Fee                                                                                  0.20%
--------------------------------------------------------------------------------- -------------------------
--------------------------------------------------------------------------------- -------------------------
Other Expenses                                                                             0.03%
--------------------------------------------------------------------------------- -------------------------
--------------------------------------------------------------------------------- -------------------------
Acquired Fund Fees and Expenses*                                                           0.01%
--------------------------------------------------------------------------------- -------------------------
--------------------------------------------------------------------------------- -------------------------
Total Annual Fund Operating Expenses                                                       0.71%
--------------------------------------------------------------------------------- -------------------------

* Amount represents the Fund's pro rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.


STATEMENT OF ADDITIONAL INFORMATION

1. IN THE SECTION ENTITLED "PORTFOLIO MANAGER COMPENSATION STRUCTURE" PLEASE ADD WHAT RELATIVE IMPORTANCE PERFORMANCE HAS ON BONUSES.

     WE HAVE ADDED THE FOLLOWING UNDERSCORED LANGUAGE TO THE DESCRIPTIONS OF THE PORTFOLIO MANAGERS (if viewed through EDGAR the underscores are reflected in all caps):

     A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. For index funds, the performance factor depends on how closely the portfolio manager tracks the mutual fund's benchmark index over a one-year period. Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis. ALL OF THE FACTORS LISTED ABOVE ARE CONSIDERED IN DETERMINING A PORTFOLIO MANAGER'S BONUS. THE PERFORMANCE OF THE FUND IS ONLY ONE FACTOR AND IS CONSIDERED ALONG SIDE ALL OF THE OTHERS. BONUS DETERMINATIONS ARE SUBJECTIVE AND IN THE DISCRETION OF THE MANAGER. THERE IS NO FORMULA THAT IS APPLIED TO WEIGHT THE FACTORS LISTED ABOVE.

2. IN THE SECTION ENTITLED "VOTING RIGHTS" PLEASE ADD WHAT IS NEEDED FOR A QUORUM AND ADD THE FOLLOWING SENTENCE:

     "AS A RESULT OF PROPORTIONAL VOTING THE VOTE OF A SMALL NUMBER OF CONTRACT OWNERS COULD DETERMINE THE OUTCOME OF A PROPOSAL SUBJECT TO SHAREHOLDER VOTE."

     WE HAVE ADDED THE FOLLOWING LANGUAGE TO THE END OF THE SECOND PARAGRAPH OF THE "VOTING RIGHTS" SECTION (if viewed through EDGAR the underscores are reflected in all caps):

     The Amended and Restated Operating Agreement of the Fund provides that a majority of the interests entitled to vote shall be a quorum for the transaction of business at a meeting of interest holders. As a result of proportional voting the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.


As we discussed, we will include the agreed upon changes in the Fund's upcoming 485BPOS filing which is expected to be filed on or about April 20, 2007.

It is the Fund's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll
Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                           PROSPECTUS COMMENT 1


INVESTMENT SUB-ADVISER

Mellon Capital, a Delaware corporation and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, is the Sub-Adviser for each Fund. Mellon Capital's address is 595 Market Street, Suite 3000, San Francisco, California 94105. Mellon Capital is a wholly owned indirect subsidiary of Mellon Financial Corporation, a publicly traded financial holding company. Effective third quarter 2007, the parent company of Mellon Capital Management Corporation will be The Bank of New York Mellon Corporation as a result of a merger between Mellon Financial Corporation and The Bank of New York Company, Inc.

Under the terms of the Sub-Advisory Agreement between Mellon Capital and the Adviser, Mellon Capital manages the investment and reinvestment of the assets of each Fund, subject to the oversight and supervision of the Adviser and the Board of Managers of the JNL Variable Fund. Mellon Capital formulates a continuous investment program for each Fund consistent with its investment objectives and policies outlined in this Prospectus. Mellon Capital implements such programs by purchases and sales of securities and regularly reports to the Adviser and the Board of Managers of the JNL Variable Fund with respect to the implementation of such programs.

Mellon Capital utilizes teams of investment professionals acting together to manage the assets of the Fund. The team meets regularly to review portfolio holdings and to discuss purchase and sale activity. The teams adjust holdings in the portfolios as they deem appropriate in the pursuit of the Fund's investment objectives. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:

Susan Ellison, CFA, has been a Managing Director, Equity Portfolio Management at Mellon Capital since 2000. Ms. Ellison joined Mellon Capital in 1988 as an assistant portfolio manager, and throughout the years has held various positions in the Equity Portfolio Management group. Since 1991 Ms. Ellison has been acting as head of Equity Portfolio Management and is responsible for the management of all U.S. and international equity portfolios. Ms. Ellison is a graduate of San Francisco State University with a Bachelor of Science degree. Ms. Ellison has 19 years of investment experience. She is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco.


Richard A. Brown,  CFA,  has been a Director,  Equity  Portfolio  Management  at
Mellon Capital since 2002. MR. BROWN JOINED MELLON CAPITAL IN 1995 AS SENIOR ASSOCIATE PORTFOLIO MANAGER, WAS PROMOTED TO VICE PRESIDENT IN 1998, AND TO HIS CURRENT POSITION IN 2002. IN HIS POSITION, HE CO-MANAGES A TEAM OF PORTFOLIO MANAGERS FOR DOMESTIC AND INTERNATIONAL EQUITY INDEXING FUNDS, REVIEWS TRADES PROPOSED BY THE PORTFOLIO MANAGERS, REVIEWS AND MONITORS ACCOUNTS, AND APPROVES CORPORATE ACTION RESPONSES. Mr. Brown holds an M.B.A. from California State University at Hayward. Mr. Brown has 12 years of investment experience. Mr. Brown is a member of CFA Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco.


Karen Q. Wong, CFA is a Director, Equity Portfolio Management at Mellon Capital. Ms. Wong joined Mellon Capital in 2000 as an associate portfolio manager. In 2001 she was promoted to a senior associate, in 2003 to an assistant vice president, in 2004 to a vice president and in 2006 to a director. Currently, she co-manages a team of portfolio managers for domestic and international equity indexing funds. Ms. Wong holds an M.B.A. from San Francisco State University. Ms. Wong has 7 years of investment experience. Ms. Wong is a member of CFA
Institute, formerly the Association for Investment Management and Research ("AIMR"), and the CFA Society of San Francisco.

As compensation for its services, Mellon Capital receives a fee from the Adviser computed separately for each Fund, stated as an annual percentage of the net assets of such Fund. The SAI contains a schedule of the management fees the Adviser currently is obligated to pay Mellon Capital out of the advisory fee it receives from each Fund.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed, and ownership of securities in the Fund.

                                                           PROSPECTUS COMMENT 2

JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the Contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
    MAXIMUM SALES LOAD IMPOSED ON PURCHASES                      NOT APPLICABLE
    MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS           NOT APPLICABLE
    DEFERRED SALES LOAD                                          NOT APPLICABLE
    REDEMPTION FEE                                               NOT APPLICABLE
    EXCHANGE FEE                                                 NOT APPLICABLE

-------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
-------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------- -------------------------
                                                                                                  CLASS A
----------------------------------------------------------------------------------------- -------------------------
----------------------------------------------------------------------------------------- -------------------------
Management/Administrative Fee                                                                      0.47%
----------------------------------------------------------------------------------------- -------------------------
----------------------------------------------------------------------------------------- -------------------------
12b-1 Fee                                                                                          0.20%
----------------------------------------------------------------------------------------- -------------------------
----------------------------------------------------------------------------------------- -------------------------
Other Expenses                                                                                     0.03%
----------------------------------------------------------------------------------------- -------------------------
----------------------------------------------------------------------------------------- -------------------------
Acquired Fund Fees and Expenses*                                                                   0.01%
----------------------------------------------------------------------------------------- -------------------------
----------------------------------------------------------------------------------------- -------------------------
Total Annual Fund Operating Expenses                                                               0.71%
----------------------------------------------------------------------------------------- -------------------------


* Amount represents the Fund's pro rata share of fees and expenses of investing in other funds, including money market funds used for purposes of investing available cash balances.

                                                                  SAI COMMENT 1

PORTFOLIO MANAGER COMPENSATION STRUCTURE

PASSIVELY MANAGED MUTUAL FUND PORTFOLIO MANAGER COMPENSATION

As of January 2007, Mellon Capital's portfolio managers responsible for passively managed mutual funds are generally eligible for compensation consisting of base salary, bonus, and payments under Mellon Capital's long-term incentive compensation program. All compensation is paid by Mellon Capital and not by the mutual funds. The same methodology described below is used to determine portfolio manager compensation with respect to the management of mutual funds and other accounts.

Mutual fund portfolio managers are also eligible for the standard retirement benefits and health and welfare benefits available to all Mellon Capital employees. Certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Mellon Capital provides to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of certain limits due to the tax laws. These plans are structured to provide the same retirement benefits as the standard retirement benefits. In addition, mutual fund portfolio managers whose compensation exceeds certain limits may elect to defer a portion of their salary and/or bonus under the Mellon Financial Corporation deferred compensation plan.

A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs. The portfolio manager's base salary is not based on investment performance of the Fund(s).


A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. For index funds, the performance factor depends on how closely the portfolio manager tracks the mutual fund's benchmark index over a one-year period. Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis. All of the factors listed above are considered in determining a portfolio manager's bonus. The performance of the Fund is only one factor and is considered along side all of the others. Bonus determinations are subjective and in the discretion of the manager. There is no formula that is applied to weight the factors listed above.

                                                                  SAI COMMENT 2

VOTING RIGHTS. Interest holders are entitled to one vote for each interest held. Interest holders may vote on the election of Managers and on other matters submitted to meetings of interest holders. In regard to termination, sale of assets, or change of investment restrictions, the right to vote is limited to the holders of interests of the particular Fund affected by the proposal. When a majority is required under the 1940 Act, it means the lesser of 67% or more of the interests present at a meeting when the holders of more than 50% of the outstanding interests are present or represented by proxy, or more than 50% of the outstanding interests.


Because the interests in the Funds of JNL Variable Fund have been sold only to a separate account of Jackson and Jackson NY to fund certain variable contracts (the "Contracts") issued by Jackson and Jackson NY through its separate account and to other regulated investment companies, Jackson and the regulated investment companies are the owner of record of all of the interests in the Funds. As may be required by applicable law and interpretations of the staff of the SEC, Jackson will solicit voting instructions from owners of Contracts regarding matters submitted to interest holder vote, and will vote the interests held by its Separate Account in accord with the voting instructions received from Contract owners to whose Contracts such interests are attributable. This is sometimes referred to as "pass through" voting. Further, those interests held in the Separate Account for which no voting instructions are received from Contract owners, also will be voted by Jackson in the same proportions as those interests for which voting instructions are received from Contract owners. This is sometimes referred to as "echo" voting. The Amended and Restated Operating Agreement of the Fund provides that a majority of the interests entitled to vote shall be a quorum for the transaction of business at a meeting of interest holders. As a result of proportional voting the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.